NOTIFICATION OF LATER FILING

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549

                           FORM 12B-25


                                   Commission File Number 1-7335
                                   CUSIP Number:  524038 10 6

                   NOTIFICATION OF LATE FILING

(Check One):   [ X ] Form 10-K and Form 10-KSB    [   ] Form 20-F
               [   ] Form 11-K
               [   ] Form 10-Q and Form 10-QSB    [   ] Form N-SAR

For Period Ended:                  September 30, 1995
                 _______________________________________________________

[  ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

________________________________________________________________________


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________
_________________________________________________________________________


                 PART I.  REGISTRANT INFORMATION

Full Name of Registrant:           Lee Pharmaceuticals
                          _______________________________________________

Former Name if Applicable:________________________________________________

Address of Principal Executive Office (Street and Number):

                               1444 Santa Anita Avenue
__________________________________________________________________________

City, State and Zip Code:      South El Monte, California  91733


            _________________________________________________

                PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]     (a) The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

     See Attachment A.
_________________________________________________


                   PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

      Michael L. Agresti       (818)            442-3141
____________________________________________________________________
          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [ X ] Yes   [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ X ] Yes   [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
    See Attachment B
_______________________________________________________

                     LEE PHARMACEUTICALS
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   December 29, 1995      By MICHAEL AGRESTI
       ______________            ___________________________________
                                 Name:   Michael Agresti
                                 Title:  Vice President - Finance



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                          ATTACHMENT A


          As set forth in the attached letter from George
Brenner, CPA, the audit of the financial statements of Lee Pharmaceuticals for the year ended September 30, 1995 has not yet been completed due to the change in accountants which occurred after September 30, 1995.


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                          ATTACHMENT B


          The net loss of the Company for the year ended
September 30, 1995 will exceed the net loss for the year ended September 30, 1994. The following is an unaudited summary of selected items from the Company's anticipated statement of operations:


                                  For the Year Ended September 30,
                                  ________________________________
                                  1995                      1994
                                  ____                      ____


Gross revenues . . . . . . . . .  10,053,000             $11,915,000
Net revenues . . . . . . . . . .   9,139,000              10,869,000
Cost and expenses  . . . . . . .  10,135,000              11,411,000
                                 ___________             ___________
Operating loss . . . . . . . . .   ( 996,000)               (542,000)
Interest expenses  . . . . . . .   ( 363,000)               (238,000)
Interest income    . . . . . . .       --                     24,000
Gain or Sale of Building
  and Other  . . . . . . . . . .      65,000                  67,000
Other income . . . . . . . . . .      12,000                  26,000
                                 ___________             ___________
Net loss . . . . . . . . . . . .  (1,282,000)               (663,000)
Net loss per share . . . . . . .        (.31)                   (.16)



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